Exhibit 15.1

August 4, 2020

The Shareholders and Board of Directors of
Crawford & Company

We are aware of the incorporation by reference in the Registration Statement (Form S-8) pertaining to The 2019 Crawford & Company UK Sharesave Scheme of our reports dated May 5, 2020 and August 3, 2020 relating to the unaudited condensed consolidated interim financial statements of Crawford & Company that are included in its Forms 10-Q for the quarters ended March 31, 2020 and June 30, 2020.

/s/ Ernst & Young LLP